

March 12, 2024

Philip D'Ambrosio
Executive Vice President and Treasurer
Madison Square Garden Entertainment Corp.
Two Penn Plaza
New York, NY 10121

> **Re: Madison Square Garden Entertainment Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2023**
> **File No. 001-41627**

Dear Philip D'Ambrosio:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted operating income (loss) ("AOI"), page 40

1. Please tell us how you determined that removing the non-cash portion of arena license fees from MSG Sports in arriving at adjusted operating income does not substitute individually-tailored recognition and measurement methods for GAAP. Alternatively, no longer include this adjustment. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Consolidated and Combined Financial Statements
Consolidated and Combined Statements of Operations, page F-4

2. Please tell us your consideration of separately presenting revenues from and direct operating expenses associated with tangible products, services, and leasing activities on the face of your statement of operations. Refer to Rules 5-03.1 and 5-03.2 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769, if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services